 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As of June 30 2020, the Company held eleven senior secured loans, providing $44,326,250 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 12% and maturities ranging from November 19, 2020 to April 20, 2021. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Campbell Realty Investment Group, LLC	Houma, LA	11/18/2020	$1,200,000	11.00%
Leveraged, LLC	Homewood, AL	11/22/2020	$1,773,750	16.00%
Shops@Bird & 89, LLC	Miami, FL	12/2/2020	$4,162,500	11.00%
OM Hotel, LLC	Newport News, VA	12/10/2020	$6,000,000	11.00%
RVH Investments, Inc.	Natchez, MS	12/19/2020	$6,400,000	11.00%
Breda LLC	Camden, ME	12/30/2020	$5,100,000	16.00%
Hazel Crest 3701, LLC	Hazel Crest, IL	2/28/2021	$2,700,000	11.00%
ONRD, Inc.	Natchez, MS	3/11/2021	$4,575,000	11.00%
Burooj Holdings, LLC	Pembroke, NC	3/18/2021	$3,800,000	11.00%
Abdoun Estate Holdings, LLC	Southfield, MI	3/30/2021	$3,000,000	11.00%
Affinity Health Partners, LLC	Plymouth, NC	4/20/2021	$5,615,000	11.00%

We also currently hold one investment in a limited partnership that invests government-backed securities, treasury futures, and options on the abovementioned securities into which we invested approximately $5,000,000 in December of 2019 and which limited partnership investment was valued at $1,546,046 as of June 30, 2019.

 On February 28, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $2,700,000 senior secured loan (the “Hazel Crest Loan”) to Hazel Crest 3701, LLC, an Illinois limited liability company. Descriptions of the Hazel Crest Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 5, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420002287/redoakiii_1u.htm.

On March 11, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $4,575,000 senior secured loan (the “ONRD Loan”) to ONRD, Inc., a Louisiana corporation. Descriptions of the ONRD Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 17, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420002781/redoakiii_1u.htm.

On March 18, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $3,800,000 senior secured loan (the “Burooj Loan”) to Burooj Holdings, LLC, a Texas limited liability company. Descriptions of the Burooj Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 30, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420003517/rediii_1u.htm.

On March 30, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $3,000,000 senior secured loan (the “Abdoun Estate Loan”) to Abdoun Estate Holdings, LLC, a Michigan limited liability company. Descriptions of the Abdoun Estate Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 3, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420003783/rediii_1u.htm.

On April 20, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $5,615,000 senior secured loan (the “Affinity Health Loan”) to Affinity Health Partners, LLC, a Delaware limited liability company. Descriptions of the Affinity Health Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 23, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420004351/rediii_1u.htm.

We are managed by our Manager, which is wholly controlled by Red Oak Capital Group, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

On August 4, 2020, our Sponsor, announced that, effective August 1, 2020, upon receipt of Mr. Chip Cummings’ resignation as Chief Executive Officer of the Sponsor, the Board of Managers (the “Board”) of the Sponsor designated Mr. Gary Bechtel as Chief Executive Officer of the Sponsor and Mr. Cummings as the President of the Sponsor. In addition, the members of the Sponsor, effective August 1, 2020, increased the size of the Board from three to five managers and appointed Mr. Bechtel and Mr. Jason Anderson to the Board. As of August 1, 2020 the Board was comprised of the following individuals: Gary Bechtel, Chip Cummings, Joseph Elias, Kevin Kennedy and Jason Anderson. Mr. Anderson has continued his role as Chief Financial Officer of the Sponsor. Further information is available in the Current Report on Form 1-U dated August 6, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420008567/redoakiii_1u.htm.

On September 24, 2020, the Board accepted the resignation of Mr. Chip Cummings as a member of the Board and as President of the Company, effective immediately. The Board is now comprised of Gary Bechtel, Jason Anderson, Joseph Elias and Kevin Kennedy. Mr. Bechtel shall serve on our Manager’s Investment Committee and fill the vacancy created by Mr. Cummings’ resignation.

Results of Operations – For the Six-months Ended June 30, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2020.

As of June 30, 2020, the Company held eleven senior secured loan, pursuant to which the Company, as the lender, provided $44,326,250 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the six-months ended June 30, 2020, our total revenues from operations amounted to $2,788,447. Operating costs for the same period, including management fees of $437,500 and bond interest expense of $2,462,070, amounted to $3,013,804.

For the six-months ended June 30, 2020, net change in unrealized depreciation from our limited partnership investment, amounted to $3,316,794. In accordance with Subtopic 820-10 the investment is valued at net asset value per share on a recurring basis. The level of unrealized losses stemmed from the underlying price movements of the government-backed securities, treasury futures, and options on the abovementioned securities. Given the liquidity terms of the investment, management is determining the most effective strategy to unwind the investment.

Net loss for the period amounted to $3,542,151.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Six-months Ended June 30, 2019

We had not commenced operations as of June 30, 2019.

Liquidity and Capital Resources

As of June 30, 2020, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $2,196,806 and bond service reserves of $191,074. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed in to a reserve account held by the bond trustee for the purpose of paying our bond service obligations through September 27, 2020.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our reserve account that’s used to pay our Bond obligations, or our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the fourth quarter of 2019, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Since we reached the maximum allowable raise and closed the Offering as of December 23, 2019, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the fourth quarter of 2019, we closed on six senior secured loans totaling $24,636,250 in total principal outstanding and made our limited partnership investment. In the first quarter of 2020, we closed on four senior secured loans totaling $14,075,000 in total principal outstanding. In the second quarter of 2020, we closed on one senior secured loan totaling $5,615,000 in total principal outstanding. Since we have deployed substantially all the remaining net proceeds from the issuance of the Bonds, we anticipate the deployment of capital to decrease into the third and fourth quarter of 2020. As we acquire or fund additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. Since June 30, 2020, we have not experienced an increase in the number of late payments and defaulting borrowers through the date of this report; however, we may experience additional adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

Item 3. Financial Statements

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2020 AND DECEMBER 31, 2019

Red Oak Capital Fund III, LLC
Balance Sheets
(Unaudited)

	June 30, 2020	December 31, 2019

Assets

Current assets:
Cash and cash equivalents	$2,196,806	$17,789,819
Restricted cash - bond service reserve	191,074	1,875,588
Investment in limited partnership	1,546,046	4,862,840
Mortgage loans receivable, held for investment, net	43,298,545	23,690,492
Loan interest receivable	636,521	124,071
Bond proceeds receivable	-	13,700
Total current assets	47,868,992	48,356,510

Total assets	$47,868,992	$48,356,510

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$2,426,967	$1,892,619
Loan construction reserves	3,872,230	2,094,275
Bond interest payable	1,040,570	648,984
Due to managing member	-	25,400
Other current liabilities	-	4,786
Total current liabilities	7,339,767	4,666,064

Long-term liabilities:
Series A bonds payable, net	4,216,176	4,182,360
Series B bonds payable, net	41,780,493	41,433,379
Total long-term liabilities	45,996,669	45,615,739

Member's deficit	(5,467,444)	(1,925,293)

Total liabilities and member's deficit	$47,868,992	$48,356,510

Red Oak Capital Fund III, LLC
Statements of Operations

(Unaudited)	For the Six Months Ending June 30
	2020	2019

Revenue:
Mortgage interest income	$2,732,242	$-
Interest income	56,205	-
Total revenue	2,788,447	-

Expenses:
Bond interest expense	2,462,070	-
Management fees	437,500	-
Management acquisition fees	98,450	-
Professional fees	14,800	-
General and administrative	984	-
Total expenses	3,013,804	-

Other income (expense)
Net change in unrealized appreciation or depreciation in limited partnerships	(3,316,794)	-
Total other income (expense)	(3,316,794)	-

Net income (loss)	$(3,542,151)	$-

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Capital
(Unaudited)

Managing Member

Member's deficit, January 1, 2019	$-

Net income (loss)	-

Member's deficit, June 30, 2019	$-

Member's deficit, January 01, 2020	$(1,925,293)

Net income (loss)	(3,542,151)

Member's deficit, June 30, 2020	$(5,467,444)

Red Oak Capital Fund III, LLC
Statements of Cash Flows

(Unaudited)	Six months ended ended June 30
	2020	2019

Cash flows from operating activities:
Net income (loss)	$(3,542,151)	$-

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation in limited partnerships	3,316,794	-
Accretion of loan origination income	(705,653)	-
Amortization of debt issuance costs	380,930	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	(512,450)	-
Net change in bond proceeds receivable	13,700	-
Net change in bond interest payable	391,586	-
Net change in due to managing member	(25,400)	-
Net change in other current liabilities	(4,786)	-

Net cash provided by (used in) operating activities	(687,430)	-

Cash flows from investing activities:
Mortgage notes	(18,902,400)	-
Loan interest reserves	534,348	-
Loan construction reserve additions	5,081,695	-
Loan construction reserve drawdowns	(3,303,740)	-

Net cash provided by (used in) investing activities	(16,590,097)	-

Net change in cash, cash equivalents, and restricted cash	(17,277,527)	-

Cash, cash equivalents, and restricted cash, beginning of period	19,665,407	-

Cash, cash equivalents, and restricted cash, end of period	$2,387,880	$-

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

1. Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses and downward adjustments to investments in equity securities. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows:

	06/30/2020	12/31/2019
Cash and cash equivalents	$2,196,806	$17,789,819
Restricted cash – bond service reserve	191,074	1,875,588
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$2,387,880	$19,665,407

Investment in limited partnerships
The Company’s investment in limited partnerships consists of one $5 million contribution into Woodstock Capital Partner, LP which is a non-marketable equity security. In accordance with Subtopic 820-10 the investment is valued at net asset value per share on a recurring basis. Unrealized gains or losses are recorded as other income in the statement of operations. The short-term investment is primarily intended to facilitate capital preservation for the loan reserves which are required to be kept readily available. The liquidity terms provide for an initial 120-day lock-up and monthly redemptions with 45 days’ notice. As of December 31, 2019 and June 30, 2020, there were zero unfunded commitments and the fair value of the investment, measured using the net asset value per share, was approximately $4.86 and $1.55 million, respectively.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There were no impairments recorded for the periods ending June 30, 2020 and 2019, respectively.

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status at June 30, 2020 or December 31, 2019.

Loan origination income is amortized over the life of the mortgage loan receivable using the straight-line method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $706,00 and zero for the period ending June 30, 2020 and June 30, 2019, respectively, also included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $44.30 and $24.64 million, presented net of $1.03 and $0.95 million of unamortized deferred loan origination income at June 30, 2020 and December 31, 2019, respectively.

The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under Topic 606. Because Topic 606 does not apply to revenue associated with financial instruments (including loans), the adoption of this standard did not have a material impact on the Company’s financial statements.

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2020 and December 31, 2019, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2020 and December 31, 2019, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

2. Significant accounting policies (continued)

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Mortgage loans receivable

As of June 30, 2020 and December 31, 2019, the Company held approximately $43.30 and $23.69 million of mortgage loans receivable, net of approximately $1.03 and $0.95 million of deferred origination fees, respectively. At June 30, 2020, this consisted of eleven mortgage loans where the interest rate averaged 12% and the maturities ranged from November 19, 2020 to April 20, 2021, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $2.03 million of mortgage loan interest income during the period ending June 30, 2020. At the end of 2019, this consisted of six mortgage loans where the interest rate averaged 11% and where the maturities ranged from November 19, 2020 to December 30, 2020, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued zero mortgage loan interest income during the period ending June 30, 2019.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2020 and December 31, 2019, the loan interest reserve account contained approximately $2.43 and $1.89 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $3.87 million and $2.09 million as of June 30, 2020 and December 31, 2019, respectively.

On March 3, 2020, the Company issued a notice of default to a mortgage note borrower, Leveraged, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since note was not paid off in accordance with the acceleration notice, the Company has begun proceedings take over the assignment of rents and management of the underlying property. The note originally matured on November 22, 2020 and holds an unpaid principal balance of $1,773,750 with interest receivable of approximately $143,000 as of June 30, 2020. Subsequent to June 30, 2020, the borrower was able to refinance the project and paid the outstanding balance in full.

On June 5, 2020, the Company issued a notice of default to a mortgage note borrower, Breda, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note matures on December 30, 2020 and holds an unpaid principal balance of $5,100,000 with interest receivable of approximately $240,000 as of June 30, 2020. The borrower has subsequently begun to make payments, and is attempting refinance the project. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the period ending June 30, 2020 and June 30, 2019, $138,035 and zero management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of June 30, 2020 or December 31, 2020.

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending June 30, 2020 and June 30, 2019, $98,450 and zero acquisition fees have been earned, respectively. As of June 30, 2020 and December 31, 2020, zero and $25,400 acquisition fees were held as payable to the Managing Member.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the period ending June 30, 2020 and June 30, 2019, zero organization fees have been earned. As of June 30, 2020 and December 31, 2019, zero organization fees were held as payable to the Managing Member.

5. Member’s equity

During the period ending June 30, 2020 and June 30, 2019, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

6. Bonds payable

During the period ending June 30, 2020 and June 30, 2019, the Company did not issue any Series A or B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2020 and December 31, 2019, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the period ending June 30, 2020 and June 30, 2019, approximately $381,000 and zero was amortized to bond interest expense during the period, respectively.

Bonds payable as of June 30, 2020 and December 31, 2019 are comprised of the following:

	2020	2019
Series A bonds payable	$4,386,000	$4,386,000
Series B bonds payable	45,614,000	45,614,000
Debt issuance costs	(4,003,331)	(4,384,261)

Total bonds payable, net	$45,996,669	$45,615,739

Red Oak Capital Fund III, LLC
Notes to Financial Statements
For the period ending June 30, 2020 and December 31, 2019
(Unaudited)

6. Bonds payable (continued)

The Company executes quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the period ending June 30, 2020 and June 30, 2019, the Company has recorded $2,081,140 and zero bond interest expense. As of June 30, 2020 and December 31, 2019, $1,040,570 and $648,984 is held as payable to both sets of Bondholders, respectively.

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 27, 2019. As of June 30, 2020 and December 31, 2019, the account contained $191,074 and $1,875,588, reflected as restricted cash - bond service reserve on the Company’s balance sheet and can be used to meet the bonds service obligations.

The maturity date of Series A Bonds will be December 31, 2022, whereas the maturity date will be December 31, 2025 for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2020 or December 31, 2019, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

The Company has seen continued declines in the investment in limited partnership of approximately $634,000 through October 31, 2020, the most recent date available as of date of issuance.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The financial statements were approved by management and available for issuance on November 13, 2020. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

(6)(a)
Commercial Loan Agreement, dated November 18, 2019, by and between Campbell Realty Investment Group, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on November 22, 2019

(6)(b)
Commercial Promissory Note, dated November 18, 2019, issued by Campbell Realty Investment Group, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on November 22, 2019

(6)(c)
Commercial Loan Agreement, dated November 22, 2019, by and between Leveraged, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on November 27, 2019

(6)(d)
Commercial Promissory Note, dated November 22, 2019, issued by Leveraged, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on November 27, 2019

(6)(e)
Commercial Loan Agreement, dated December 2, 2019, by and between Shops@Bird & 89, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on December 6, 2019

(6)(f)
Commercial Promissory Note, dated December 2, 2019, issued by Shops@Bird & 89, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on December 6, 2019

(6)(g)
Commercial Loan Agreement, dated December 10, 2019, by and between OM Hotel, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on December 16, 2019

(6)(h)
Commercial Promissory Note, dated December 10, 2019, issued by OM Hotel, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on December 16, 2019

(6)(i)
Commercial Loan Agreement, dated December 19, 2019, by and between RVH Investments, Inc. and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on December 27, 2019

(6)(j)
Commercial Promissory Note, dated December 19, 2019, issued by RVH Investments, Inc. in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on December 27, 2019

(6)(k)
Commercial Loan Agreement, dated December 30, 2019, by and between Breda, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on January 6, 2020

(6)(l)
Commercial Promissory Note, dated December 30, 2019, issued by Breda, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on January 6, 2020

(6)(m)	Commercial Loan Agreement, dated March 11, 2020, by and between ONRD, Inc. and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on March 17, 2020

(6)(n)
Commercial Promissory Note, dated March 11, 2020, issued by ONRD, Inc. in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on March 17, 2020

(6)(o)
Commercial Loan Agreement, dated March 18, 2020, by and between B1rooj Holdings, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on March 30, 2020

(6)(p)
Commercial Promissory Note, dated March 18, 2020, issued by Burooj Holdings, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on March 30, 2020

(6)(q)
Commercial Loan Agreement, dated March 30, 2020, by and between Abdoun Estate Holdings, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on April 3, 2020

(6)(r)
Commercial Promissory Note, dated March 30, 2020, issued by Abdoun Estate Holdings, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on April 3, 2020

(6)(s)
Commercial Loan Agreement, dated April 20, 2020, by and between Affinity Health Partners, LLC and Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on April 23, 2020

(6)(t)
Commercial Promissory Note, dated April 20, 2020, issued by Affinity Health Partners, LLC in favor of Red Oak Capital Fund III, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on April 23, 2020

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30.
** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.
*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

Date: Novemebr 13, 2020	By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
	Its:	Sole Member

By:	Red Oak Capital Group, LLC,
a Delaware limited liability company
Its:	Managing Member

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Joseph Elias
Name:	Joseph Elias
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Jason Anderson
Name:	Jason Anderson
Its:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: Novemeber 13, 2020	By:	/s/ Gary Bechtel
	Name:	Gary Bechtel
	Its:	Manager of the Sole Member of the Manager (Principal Executive Officer)

Date: November 13, 2020	By:	/s/ Jason Anderson
	Name:	Jason Anderson
	Its:	Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)